
FOSTER'S
GROUP


06017141

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

Fosters Brewing

"Foster's to Appeal Disallowed Tax Objection"

Released: 25 September 2006

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Dlw 9/27

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com


FOSTER'S
GROUP

25 September 2006

FOSTER'S TO APPEAL DISALLOWED TAX OBJECTION

On 31 May 2006, Foster's Group Limited (Foster's) announced its intention to appeal the disallowance of an assessment of tax for a Foster's subsidiary. The assessment related to the availability of tax losses arising from deduction claims in respect of the funding of the Elders Finance Group in the 1980's and 1990's.

Foster's also noted that other Foster's companies were potentially exposed to the possibility of similar assessments relating to the 1998 to 2004 income tax years estimated to total $237 million of primary tax.

At the time of the announcement Foster's noted that the tax losses concerned were the subject of an on-going audit by the Australian Tax Office and that the Commissioner of Taxation was yet to determine whether any additional assessments would be raised.

Foster's has now been advised by the Commissioner of Taxation that he may raise additional assessments in relation to the funding of the Elders Finance Group in respect of the 1995 to 2004 income tax years, increasing the total potential primary tax exposure of Foster's from $237 million to $379 million. An additional unquantified amount of penalties and interest charges may also be assessed, subject to the discretions available to the Commissioner of Taxation.

Foster's remains confident of the position it has adopted and intends to vigorously defend the deduction claims.

For further information please contact:

Media	**Investors**
Lisa Keenan	Ian Betts
Tel: +61 3 9633 2265	Tel: +61 3 9633 2273
Mob: 0409 150 771	Mob: 0400 532 466